AR/S

P.E.
12-31-03

2003 Annual Report

MISSISSIPPI POWER
A SOUTHERN COMPANY

CO

CONTENTS

Mississippi Power Company 2003 Annual Report

SUMMARY

	2003	2002	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$869,924**	$824,165	5.6
Operating expenses	**$732,257**	$678,895	7.9
Net income after dividends on preferred stock	**$73,499**	$73,013	0.7
Gross property additions	**$69,345**	$67,460	2.8
Total assets	**$1,518,384**	$1,482,040	2.5
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**9,320,667**	9,403,845	(0.9)
Sales for resale – non-affiliates	**5,874,724**	5,380,145	9.2
Sales for resale – affiliates	**709,065**	1,586,968	(55.3)
Total	**15,904,456**	16,370,958	(2.8)
Customers served at year-end	**193,408**	192,246	0.6
Peak-hour demand *(in megawatts)*	**2,458**	2,492	(1.4)
Capitalization Ratios *(percent)*:			
Common stock equity	**66.4**	62.5	
Preferred stock	**4.0**	3.8	
Mandatorily redeemable preferred securities	**4.4**	4.2	
Long-term debt	**25.2**	29.5	
Return on Average Common Equity *(percent)*	**13.99**	14.46	
Ratio of Earnings to Fixed Charges *(times)*	**8.15**	6.58	

LETTER TO INVESTORS

Mississippi Power Company 2003 Annual Report

Despite mild weather and lower demand from territorial customers, Mississippi Power earned record income in 2003.

The company's 2003 net income after dividends on preferred stock was $73.5 million compared to $73.0 million the previous year. Non-territorial wholesale sales more than compensated for the effects of milder weather and lower demand from our customers.

The return on average common equity for the year was 13.99%, down from the 14.46% earned in 2002. Mississippi Power maintained its first place ranking in customer value for the third consecutive year as reported by a national survey of customers of comparable utilities.

These achievements are a result of employees in every area of the company executing their jobs well and realizing the impact individual performances have on our overall operations.

Our generating plants also operated at near record levels, which added significantly to earnings. Although we had a lower territorial demand, our neighbors needed power. While natural gas prices were up, our coal-fired generation was available at lower prices, and we were ready to seize the opportunity when it presented itself. This was only possible because our generating plants -- running extremely well -- were available.

Safety continues to be at the forefront of our successes, and several areas of the company achieved safety milestones during the year. Three of our plants hold Southern Company records and several operational areas achieved significant safety milestones. Our challenge moving forward is to keep our emphasis on safety every day by every employee.

Our successes are only possible because of the magnificent efforts of our employees. Yes, the company achieved recognition for its performance, but that recognition is achieved by the individuals who put their hearts and souls into their work.

Our employees are generous – giving financially to charities and donating countless hours to local service organizations. Employees also established a new service organization – Community Connection. More than 820 employees joined and participated in activities that raised more than $120,000 for worthy causes across southeast Mississippi.

Economically, Mississippi is poised to make substantial progress in the year ahead. We pledge to participate in a significant way. We're dedicated to making our state a better place to live, work and play for everyone who makes Mississippi home.

Sincerely,

Anthony J. Topazi
President and Chief Executive Officer
March 19, 2004

MANAGEMENT'S REPORT

Mississippi Power Company 2003 Annual Report

The management of Mississippi Power Company (the Company) has prepared -- and is responsible for -- the financial statements and related information included in this report. These statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based on the best estimates and judgments of management. Financial information throughout this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the accounting records reflect only authorized transactions of the Company. Limitations exist in any system of internal controls, however, based on recognition that the cost of the system should not exceed its benefits. The Company believes its system of internal accounting controls maintains an appropriate cost/benefit relationship.

The Company's internal accounting controls are evaluated on an ongoing basis by the Company's internal audit staff. The Company's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements.

Southern Company's audit committee of its board of directors, composed of four independent directors, provides a broad overview of management's financial reporting and control functions. Additionally, a committee of the Company's board of directors, composed of four outside directors, meets periodically with management, the internal auditors, and the independent public accountants to discuss auditing, internal controls, and compliance matters. The internal auditors and independent public accountants have access to the members of these committees at any time.

Management believes that its policies and procedures provide reasonable assurance that the Company's operations are conducted according to a high standard of business ethics.

In management's opinion, the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States.

Anthony J. Topazi
President and Chief Executive Officer

Michael W. Southern
Vice President, Treasurer and,
Chief Financial Officer

March 1, 2004

INDEPENDENT AUDITORS' REPORT

Mississippi Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (a wholly owned subsidiary of Southern Company) as of December 31, 2003 and 2002, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Mississippi Power Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Mississippi Power Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described a change in the method of accounting for derivative instruments and hedging activities in their report dated February 13, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 22 to 44) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2003 Mississippi Power Company changed its method of accounting for asset retirement obligations.

Deloitte & Touche LLP

Atlanta, Georgia
March 1, 2004

THE FOLLOWING REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS IS A COPY OF THE REPORT PREVIOUSLY ISSUED IN CONNECTION WITH THE COMPANY'S 2001 ANNUAL REPORT ON FORM 10-K AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Mississippi Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (a Mississippi corporation and a wholly owned subsidiary of Southern Company) as of December 31, 2001 and 2000, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 13 to 29) referred to above present fairly, in all material respects, the financial position of Mississippi Power Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, Mississippi Power Company changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Atlanta, Georgia
February 13, 2002

OVERVIEW OF EARNINGS AND BUSINESS ACTIVITIES

Earnings

Mississippi Power Company's net income after dividends on preferred stock of $73.5 million in 2003 remained relatively flat from $73.0 million in 2002. However, operating revenues and expenses recorded by the Company in 2003 were unusually high as compared to 2002. An increase of $62 million in other electric revenues resulted from the termination of a contract with a subsidiary of Dynegy, Inc. (Dynegy), the income effect of which was offset by the recording of a $60 million expense related to the establishment of a regulatory liability in connection with an interim accounting order issued by the Mississippi Public Service Commission (MPSC) related to the Plant Daniel capacity expense. See Note 3 to the financial statements under "Contract Termination" and "Retail Regulatory Filing" for additional information. Excluding these two items, operating revenues and operating expense were lower in 2003 than in 2002 primarily due to decreased fuel revenues and lower fuel and purchased power costs. Also, milder weather in 2003 caused kilowatt-hour sales to be slightly lower than in 2002. The 2002 increase of $9.1 million in net income as compared to the prior year was primarily attributable to the retail and wholesale rate increases in late 2001 and early 2002, respectively, and lower interest expense. The increase in net income of $8.9 million for 2001 was due primarily to the commercial operation of Plant Daniel Units 3 and 4 and lower interest costs.

Business Activities

The Company currently operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the state of Mississippi and to wholesale customers in the Southeast.

Several factors affect the opportunities, challenges, and risk of selling electricity. These factors include the Company's ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly stricter environmental standards. Future earnings in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the service area.

RESULTS OF OPERATIONS

A condensed income statement is as follows:

	Amount	Increase (Decrease) From Prior Year		
	2003	**2003**	2002	2001
	(in thousands)			
Operating revenues	**$869,924**	**$45,759**	$28,100	$108,463
Fuel	**229,251**	**(53,142)**	4,447	86,819
Purchased power	**93,197**	**41,864**	(43,911)	(11,895)
Other operation and maintenance	**300,118**	**68,105**	41,015	23,193
Depreciation and amortization	**55,700**	**(1,938)**	3,561	3,802
Taxes other than income taxes	**53,991**	**(1,527)**	10,552	(3,720)
Total operating expenses	**732,257**	**53,362**	15,664	98,199
Operating income	**137,667**	**(7,603)**	12,436	10,264
Other income (expense), net	**(18,853)**	**7,525**	2,036	4,828
Less -- Income taxes	**45,315**	**(564)**	5,346	6,177
Net Income	**$ 73,499**	**$ 486**	$ 9,126	$ 8,915

Revenues

Details of the Company's operating revenues in 2003 and the prior two years are as follows:

	2003	2002	2001
		(in thousands)	
Retail -- prior year	**$536,827**	$489,153	$498,551
Change in --			
Base rates	**-**	38,143	-
Sales growth	**1,175**	566	(1,048)
Weather	**(1,542)**	3,533	(1,953)
Fuel cost recovery and other	**(20,159)**	5,432	(6,397)
Retail -- current year	**516,301**	536,827	489,153
Sales for resale --			
Non-affiliates	**249,986**	224,275	204,623
Affiliates	**26,723**	46,314	85,652
Total sales for resale	**276,709**	270,589	290,275
Contract termination	**62,111**	-	-
Other electric operating revenues	**14,803**	16,749	16,637
Total electric operating revenues	**$869,924**	$824,165	$796,065
Percent change	**5.6%**	3.5%	15.8%

Total retail revenues for 2003 decreased approximately 3.8 percent when compared to 2002 as a result of decreased fuel revenues and to the lesser extent decreases in kilowatt-hour energy sales due to milder than normal weather in the Company's service area and the sluggish economy. Retail revenues for 2002 increased approximately 9.7 percent when compared to 2001, primarily due to a retail rate increase which took effect in January 2002 and, to a lesser extent, higher kilowatt-hour energy sales resulting from colder winter weather. See Note 3 to the financial statements under "2001 Retail Rate Case" for additional information. Retail revenues for 2001 reflected a 1.9 percent decrease from 2000 due to lower energy sales to residential, commercial, and industrial customers as a result of mild weather and a slowdown in manufacturing activity in the Company's service territory.

Fuel revenues generally represent the direct recovery of fuel expense including purchased power. Therefore, changes in recoverable fuel expenses are offset with corresponding changes in fuel revenues and have no effect on net income. During 2003, the fuel cost recovery and other revenues decreased $20 million compared to 2002 due to a reduction in rates that became effective in 2003.

Sales for resale to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and cost of predominant fuels. Included in sales for resale to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. Sales to these utilities remained relatively flat in 2003 compared to 2002, increased 8.0 percent in 2002, and decreased 3.7 percent in 2001, with the related revenues increasing 1.6 percent, increasing 19.8 percent, and decreasing 2.4 percent, respectively. The customer demand experienced by these utilities is determined by factors very similar to those of the Company. Total revenues from sales for resale to non-affiliates increased in 2003 as a result of increases in average sales price per kilowatt-hour and increased kilowatt-hour sales to wholesale non-affiliate customers. Revenues from sales for resale to non-affiliates increased in 2002 and 2001, primarily as the result of a new power sales contract that began in June 2001, as well as colder winter months during 2002.

In May 2003, the Company entered into an agreement with Dynegy that resolved and terminated in 2003 all outstanding matters related to capacity sales contracts with subsidiaries of Dynegy. The termination payment from Dynegy resulted in an increase in other electric revenues of $62 million for the year 2003. See Note 3 to the financial statements under "Contract Termination" for additional information.

Energy Sales

Energy sales to affiliated companies within the Southern Company electric system vary from year to year depending on demand and the availability and cost of generating resources at each company. These sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Kilowatt-hour (KWH) sales for 2003 and percent change by year were as follows:

	KWH	Percent Change		
	2003	2003	2002	2001
	(in millions)			
Residential	2,256	(1.9)%	6.3%	(5.4)%
Commercial	2,914	0.4	2.1	(1.5)
Industrial	4,111	(1.2)	(2.7)	(2.3)
Other	40	-	-	(0.3)
Total retail	9,321	(0.9)	0.1	(2.8)
Sales for Resale				
Non-Affiliated	5,875	9.2	7.4	36.4
Affiliated	709	(55.3)	(46.3)	552.3
Total	15,905	(2.8)	(5.3)	26.0

Total retail kilowatt-hour sales decreased in 2003 as the result of milder weather in 2003 when compared to 2002. Total retail kilowatt-hour sales increased slightly in 2002 due to colder than average winter weather, which primarily affected residential sales. In addition, commercial sales increased 2.1 percent in 2001 due primarily to growth in the health, education, and retail sales areas. Industrial sales fell 2.7 percent in 2002 due to an economic downturn in the Company's service area. In 2001, residential sales decreased 5.4 percent due to unusually mild weather in the Company's service area. The commercial sales and industrial sales in 2001 decreased 1.5 percent and 2.3 percent, respectively, due to an economic slowdown in the Company's service area. Kilowatt-hour sales for non-affiliated sales for resale increased in 2002 and 2001 due to the increased demand from these customers and the commercial operation of Plant Daniel Units 3 and 4 in May 2001.

The Company anticipates relatively slow growth over the next five years due to a slow recovery from the national and area economic downturn and a maturing of the gaming and tourism industry. Retail sales are expected to grow at an annual average rate of approximately 1% through 2008, with increases expected in the local, state, and federal government sectors, as well as increases in shipbuilding, education, and health care.

Expenses

Total operating expenses were $732 million in 2003, which reflects an increase of 7.9 percent over 2002. The increase in 2003 is due primarily to $60 million in Plant Daniel capacity expense recorded in connection with an interim accounting order from the MPSC. See Note 3 to the financial statements under "Retail Regulatory Filing" for further information. In 2002, total operating expenses were $679 million, reflecting an increase of 2.4 percent over the prior year. The increase was due primarily to increases in maintenance expense due to planned outages at Plant Watson and Plant Daniel and a full year of rental expense for Plant Daniel Units 3 and 4, as well as a slight increase in fuel expense. In 2001, total operating expenses increased by 17.4 percent over the prior year due primarily to the commercial operation and related lease of Plant Daniel Units 3 and 4 beginning in May 2001. See Note 7 to the financial statements under "Operating Leases -- Plant Daniel Combined Cycle Generating Units" for additional information.

Fuel costs are the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of fossil generating units. The amount and sources of generation and the average cost of fuel per net kilowatt-hour generated and the average cost of purchased power were as follows:

	2003	2002	2001
Total generation (millions of kilowatt hours)	12,850	15,079	15,770
Sources of generation (percent) --			
Coal	74	57	59
Gas	26	43	41
Average cost of fuel per net kilowatt-hour generated (cents) --	1.95	2.03	1.89
Average cost of purchased power per kilowatt-hour (cents) --	2.55	2.61	4.27

Fuel expense for 2003 decreased 18.8 percent due to decreased generation and lower average cost of fuel. Fuel expense for 2002 and 2001 increased 1.6 percent and 45.4 percent, respectively. The increase for 2002 was due to a fuel hedging loss, which is approved for recovery through the Energy Cost Management Plan (ECM), authorized by the MPSC. The 2001 increase was due to increased generation in conjunction with the initial operation of Plant Daniel Units 3 and 4 and a higher average cost of fuel.

In 2003, purchased power expense increased $41.9 million or 81.6 percent. The increase is primarily due to an increase in purchased power expense from affiliate companies. Those purchases were more economical than self generation due to the increase in the cost of natural gas in 2003. Energy purchases vary from year to year depending on demand and the availability and cost of generating resources at the Company. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's retail and wholesale fuel cost recovery clauses. In 2002, purchased power expense decreased 46.1 percent when compared to 2001. This decrease resulted from both lower prices and lower purchase requirements, primarily due to the commercial operation of Plant Daniel Units 3 and 4 beginning in May 2001. In 2001, purchased power expense decreased 11.1 percent primarily due to the commercial operation of Plant Daniel Units 3 and 4 and the expiration of non-affiliated purchase power contracts in 2000.

Other operation expense increased $71.7 million or 45.3 percent in 2003, primarily due to approximately $11 million incurred to restructure the lease agreement for the combined cycle generating units at Plant Daniel and $60 million in expense recorded in connection with the recognition of a regulatory liability following an interim accounting order from the MPSC related to Plant Daniel capacity expense. See Notes 3 and 7 to the financial statements under "Retail Regulatory Filing" for further information regarding the Plant Daniel capacity. Also, see "Financial Condition and Liquidity -- Off-Balance Sheet Financing Arrangements" herein and Note 7 to the financial statements under "Operating Leases -- Plant Daniel Combined Cycle Generating Units" for further information regarding the Plant Daniel lease. In 2002, other operation expense increased 17.4 percent primarily due to lease payments associated with the commercial operation of Plant Daniel Units 3 and 4 and higher labor related expenses. In 2001, other operation expense increased 17.2 percent primarily due to an increase in other production expenses resulting from the commercial operation of Plant Daniel Units 3 and 4.

Maintenance expense decreased 4.9 percent in 2003 primarily due to a decrease in the long term service agreement expense of $5 million. The decrease was attributable to the decrease in fired operating hours at Plant Daniel Units 3 and 4 of approximately 50 percent. In 2002, maintenance expense increased 31.2 percent primarily due to scheduled maintenance performed at Plant Watson and Plant Daniel, while maintenance expense in 2001 increased 6.5 percent as a result of the commercial operation of Plant Daniel Units 3 and 4.

In 2003, depreciation and amortization expense decreased $1.9 million compared to 2002 primarily due to a reduction in the amortization of environmental expenses based on the Company's Environmental Compliance Overview Plan (ECO Plan) filing with the MPSC. In 2002 and 2001, depreciation and amortization expense increased 6.6 percent and 7.6 percent, respectively, due to a growth in plant investment and amortization of the Company's regulatory asset related to the recovery of environmental compliance costs. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for further information.

Taxes other than income taxes decreased 2.8 percent in 2003 primarily due to lower property taxes in 2003. Taxes other than income taxes increased 23.5 percent in 2002 due to additional property taxes related to Plant Daniel Units 3 and 4 and higher municipal franchise taxes. These taxes decreased 7.6 percent in 2001 due to reductions in certain ad valorem tax rates. The decrease in total other income and expense is due to interest on long-term debt decreasing in 2003, 2002, and 2001 as a result of lower interest rates on debt outstanding and lower principal amount of debt outstanding.

Effects of Inflation

The Company is subject to rate regulation that is based on the recovery of historical costs. In addition, the income tax laws are also based on historical costs. Therefore, inflation creates an economic loss because the Company is recovering its costs of investments in dollars that have less purchasing power. While the inflation rate has been relatively low in recent years, it continues to have an adverse effect on the Company because of the large investment in utility plant with long economic lives. Conventional accounting for historical cost does not recognize this economic loss nor the partially offsetting gain that arises through financing facilities with fixed-money obligations, such as long-term debt and preferred securities. Any recognition of inflation by regulatory authorities is reflected in the rate of return allowed in the Company's approved electric rates.

Future Earnings Potential

General

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors. These factors affect the opportunities, challenges, and risk of the Company's business of selling electricity. These factors include the Company's ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly stricter environmental standards. Future earnings for the electricity business in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the service area.

Industry Restructuring

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeastern Mississippi and wholesale customers in the Southeast. Prices for electricity provided by the Company to retail customers are set by the MPSC under cost-based regulatory principles. The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale rate schedules, wholesale power sales contracts, and wholesale transmission services.

The electric utility industry in the United States is continuing to evolve as a result of regulatory and competitive factors. Among the early primary agents of change was the Energy Policy Act of 1992 (Energy Act). The Energy Act allowed independent power producers to access a utility's transmission network and sell electricity to other utilities.

Although the Energy Act does not provide for retail customer access, it was a major catalyst for the restructuring and consolidation that took place within the utility industry. Numerous federal and state initiatives that promote wholesale and retail competition are in varying stages. Among other things, these initiatives allow retail customers in some states to choose their electricity provider. Some states have approved initiatives that result in a separation of the ownership and/or operation of generating facilities from the ownership and/or operation of transmission and distribution facilities. While various restructuring and competition initiatives have been discussed in Mississippi, none have been enacted.

In May 2000, the MPSC ordered that its docket reviewing restructuring of the electric industry in the State of Mississippi be suspended. The MPSC found that retail competition may not be in the public interest at this time and ordered that no further formal hearings would be held on the subject. It also found that the current regulatory structure produced reliable low cost power and "should not be changed without clear and convincing demonstration that change would be in the public interest." The MPSC will continue to monitor retail and wholesale restructuring activities throughout the United States and reserves its right to order further formal hearings on the matter should new evidence demonstrate that retail competition would be in the public interest and all customers could receive a reduction in the total cost of their electric service. If the MPSC decides to hold future restructuring hearings on this matter, enactment could require numerous issues to be resolved, including recovery of any stranded investments, full cost recovery of energy produced and other issues related to the energy crisis that occurred in California, as well as the August 2003 power outage in the Northeast.

Since 2001, merchant energy companies and traditional electric utilities with significant energy marketing and trading activities have come under severe financial pressures. Many of these companies have completely exited or drastically reduced all energy marketing and trading activities and sold foreign and domestic electric infrastructure assets. The Company has not experienced any material adverse financial impact regarding its limited energy trading operations through Southern Company Services (SCS).

Continuing to be a low-cost producer could provide significant opportunities to increase the size and profitability in markets that evolve with changing regulation and competition. Conversely, future regulatory changes could adversely affect the Company's growth, and if the Company does not remain a low-cost producer and provide quality service, then the Company's energy sales growth could be limited, and this could significantly erode earnings.

Environmental Matters

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action against Alabama Power, Georgia Power, and SCS. The complaint alleged violations of the New Source Review (NSR) provisions of the Clean Air Act with respect to five coal-fired generating facilities in Alabama and Georgia. The civil action requested penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued to the retail operating companies notices of violation relating to 10 generating facilities, which include the five facilities mentioned previously and the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notices of violation and to add Gulf Power, the Company, and Savannah Electric as defendants. However, in March 2001, the court denied the motion with respect to the Company and Gulf Power based on lack of jurisdiction and the EPA has not refiled. See Note 3 to the financial statements under "New Source Review Actions" for additional information.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. The December 2002 revisions included changes to the regulatory exclusions and the methods of calculating emissions increases. The October 2003 regulations clarified the scope of the existing Routine Maintenance, Repair, and Replacement exclusion. A coalition of states and environmental organizations filed petitions for review of these revisions with the U.S. Court of Appeals for the District of Columbia Circuit. On December 24, 2003, the court of appeals granted a stay of the October 2003 revisions pending its review of the rules and ordered that its review be conducted on an expedited basis. In January 2004, the Bush Administration announced that it would continue to enforce the existing rules until the courts resolve legal challenges to the EPA's revised NSR regulations. In any event, the final regulations must be adopted by the State of Mississippi in order to apply to the Company's facilities. The effect of these final regulations and the related legal challenges cannot be determined at this time.

The Company believes that it complied with applicable laws and the EPA's regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes civil penalties of up to $27,500 per day, per violation at each generating unit. An adverse outcome of this matter could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

Environmental Statutes and Regulations

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Compliance with these environmental requirements will involve significant costs -- both capital and operating -- a major portion of which is expected to be recovered through existing ratemaking provisions, including the Company's ECO Plan. The ECO Plan is designed to allow recovery of costs of compliance with the Clean Air Act, as well as other environmental statutes and regulations. The MPSC reviews environmental projects and the Company's environmental policy through the ECO Plan. Under the ECO Plan, any increase in the annual revenue requirement is limited to two percent of retail revenues. The Company's management believes that the ECO Plan provides for recovery of the Clean Air Act costs; however, there can be no assurance that all Clean Air Act costs will be recovered. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for additional information. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under "Capital Requirements and Contractual Obligations."

Compliance with the federal Clean Air Act and resulting regulations has been, and will continue to be a significant focus for the Company. The Title IV acid rain provisions of the Clean Air Act, for example, required significant reductions in sulfur dioxide and nitrogen oxide emissions. Title IV compliance was effective in 2000 and associated construction expenditures totaled approximately $65 million.

In September 1998, the EPA issued regional nitrogen oxide reduction rules to the states for implementation. The final rules require compliance by May 31, 2003 for 19 states, not including Mississippi. However, the Company is affected by this rule through its forty percent ownership interest in Greene County Steam Plant in Alabama.

In July 1997, the EPA revised the national ambient air quality standards for ozone and particulate matter. These revisions made the standards significantly more stringent. In the subsequent litigation of these standards, the U.S. Supreme Court found the EPA's implementation program for the new eight-hour ozone standard unlawful and remanded it to the EPA for further rulemaking. During 2003, the EPA proposed implementation rules designed to address the court's concerns. The EPA plans to designate areas as attainment or nonattainment with the new eight-hour ozone standard in April 2004 and with the new fine particulate matter standard by the end of 2004. These designations will be based on air quality data for 2001 through 2003. Based on the most recent air monitoring data, it is anticipated that all counties in the Company's service area will initially be in attainment with both of these standards. However, the impact of any new standards will depend on the development and implementation of applicable regulations and cannot be determined at this time.

In January 2004, the EPA issued a proposed Interstate Air Quality Rule to address interstate transport of ozone and fine particles. This proposed rule would require additional year-round sulfur dioxide and nitrogen oxide emission reductions from power plants in the eastern United States in two phases – in 2010 and 2015. The EPA currently plans to finalize this rule by 2005. If finalized, the rule could modify or supplant other state implementation plan (SIP) requirements for attainment of the fine particulate matter standard and the eight-hour ozone standard. The impact of this rule on the Company will depend upon the specific requirements of the final rule and cannot be determined at this time.

Further reductions in sulfur dioxide and nitrogen oxides could also be required under the EPA's Regional Haze rules. The Regional Haze rules require states to establish Best Available Retrofit Technology (BART) standards for certain sources that contribute to regional haze. The Company has two plants that could be subject to these rules. The EPA Regional Haze program calls for the State of Mississippi to submit SIPs that contain emission reduction strategies for achieving progress toward the visibility improvement goal. The State of Mississippi is on schedule to accomplish this by December 2007. The SIPs must contain emission reduction strategies for implementing BART and achieving progress toward the Clean Air Act's visibility improvement goal. In 2002, however, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the BART provisions of the federal Regional Haze rules to the EPA for further rulemaking. The EPA has entered into an agreement that requires proposed revised rules in April 2004 and final rules in 2005. Because new BART rules have not been developed and state visibility assessments for progress are only beginning, it is not possible to determine the effect of these rules on the Company at this time.

The EPA's Compliance Assurance Monitoring (CAM) regulations under Title V of the Clean Air Act require that monitoring be performed to ensure compliance with emissions limitations on an ongoing basis. In 2004 and 2005, the Plant Watson and Plant Daniel coal fired units will likely become subject to CAM requirements. The Company is in the process of developing CAM plans for Plant Daniel. The Company's CAM plans for Plant Watson are awaiting approval by the Mississippi Department of Environmental Quality (MDEQ). Due to the CAM plans not yet being approved, the Company cannot determine the ultimate costs associated with implementation of the CAM regulations. Actual ongoing monitoring costs are expensed as incurred and are not material for any year presented.

In January 2004, the EPA issued proposed rules regulating mercury emissions from electric utility boilers. The proposal solicits comments on two possible approaches for the new regulations – a Maximum Achievable Control Technology approach and a cap-and-trade approach. Either approach would require significant reductions in mercury emissions from company facilities. The regulations are scheduled to be finalized by the end of 2004, and compliance could be required as early as 2007. Because the regulations have not been finalized, the impact on the Company cannot be determined at this time.

Several major bills to amend the Clean Air Act to impose more stringent emissions limitations on power plants have been proposed by Congress. Three of these, the Bush Administration's Clear Skies Act, the Clean Power Act of 2003, and the Clean Air Planning Act of 2003, propose to further limit power plant emissions of sulfur dioxide, nitrogen oxides, and mercury. The latter two bills also propose to limit emissions of carbon dioxide. The cost impacts of such legislation would depend upon the specific requirements enacted and cannot be determined at this time.

Domestic efforts to limit greenhouse gas emissions have been spurred by international discussions surrounding the Framework Convention on Climate Change and specifically the Kyoto Protocol, which proposes international constraints on the emissions of greenhouse gases. The Bush Administration does not support U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation and has instead announced a new voluntary climate initiative, known as Climate VISION, which seeks an 18 percent reduction by 2012 in the rate of greenhouse gas emissions relative to the dollar value of the U.S. economy. The Company is involved in a voluntary electric utility industry sector climate change initiative in partnership with the government. The electric utility sector has pledged to reduce its greenhouse gas intensity 3 percent to 5 percent over the next decade and is in the process of developing a memorandum of understanding with the Department of Energy (DOE) to cover this voluntary program.

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company could incur costs to clean up properties. However, such costs are expected to be recovered through the ECO Plan. The Company conducts studies to determine the extent of any required clean up and has recognized in the financial statements the costs for clean up of known sites. Should remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements.

Under the Clean Water Act, the EPA has been developing new rules aimed at reducing impingement and entrainment of fish and fish larvae at power plant's cooling water intake structures. On February 16, 2004, the EPA finalized these rules. These rules will require biological studies, and perhaps, retrofits to some intake structures at existing power plants. The impact of these new rules will depend on the results of studies and analyses performed as part of the rules' implementation.

In addition, under the Clean Water Act, the EPA and the MDEQ are developing total maximum daily loads (TMDLs) for certain impaired waters. Establishment of maximum loads by the EPA or state agencies may result in lowering permit limits for various pollutants and a requirement to take additional measures to control non-point source pollution (e.g., storm water runoff) at facilities discharging into waters for which TMDLs are established. Because the effect on the Company will depend on the actual TMDLs and permit limitations established by the implementing agency, it is not possible to determine the effect on the Company at this time.

Several major pieces of environmental legislation are periodically considered for reauthorization or amendment by Congress. These include: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; and the Endangered Species Act.

Compliance with possible additional federal or state legislation or regulations related to global climate change, electromagnetic fields, or other environmental and health concerns could also significantly affect the Company. The impact of any new legislation, changes to existing legislation, or environmental regulations could affect many areas of the Company's operations.

The full impact of any such changes, however, cannot be determined at this time.

FERC Matters

Transmission

In December 1999, the FERC issued its final rule (Order 2000) on Regional Transmission Organizations (RTOs). Order 2000 encouraged utilities owning transmission systems to form RTOs on a voluntary basis. Southern Company and its retail operating companies, including the Company, worked with a number of utilities in the Southeast to develop a for-profit RTO known as SeTrans. In 2002, the sponsors of SeTrans established a Stakeholder Advisory Committee to provide input into the development of the RTO from other sectors of the electric industry, as well as consumers. During the development of SeTrans, state regulatory authorities expressed concern over certain aspects of the FERC's policies regarding RTOs. In December 2003, the SeTrans sponsors announced that they would suspend work on SeTrans because the regulated utility participants, including Southern Company's retail operating companies, had determined that it was highly unlikely to obtain support of both federal and state regulatory authorities. Any impact of the FERC's rule on the Company will depend on the regulatory reaction to the suspension of SeTrans and future developments, which cannot now be determined.

In July 2002, the FERC issued a notice of proposed rulemaking regarding open access transmission service and standard electricity market design. The proposal, if adopted, would among other things: (1) require transmission assets of jurisdictional utilities to be operated by an independent entity; (2) establish a standard market design; (3) establish a single type of transmission service that applies to all customers; (4) assert jurisdiction over the transmission component of bundled retail service; (5) establish a generation reserve margin; (6) establish bid caps for day ahead and spot energy markets; and (7) revise the FERC policy on the pricing of transmission expansions. Comments on the proposal were submitted by many interested parties, including Southern Company, and the FERC has indicated that it has revised certain aspects of the proposal in response to public comments. Proposed energy legislation would prohibit the FERC from issuing the final rule before October 31, 2006, and from making any final rule effective before December 31, 2006. That legislation has been approved by the House of Representatives but remains pending before the Senate. Passage of the legislation now appears in doubt. It is uncertain whether in the absence of legislation the FERC will move forward with any part or all of the proposed rule. Any impact of this proposal on the Company will depend on the form in which the final rule may be ultimately adopted. However, the Company's financial statements could be adversely affected by changes in the transmission regulatory structure in its regional power market.

Market-Based Rate Authority

The Company has obtained FERC approval to sell power to nonaffiliates at market-based prices under specific contracts. Through SCS, as agent, the Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company's retail operating companies, and found them and others to be "pivotal suppliers" in their service areas and ordered the implementation of several mitigation measures. SCS, on behalf of the Company and the other retail operating companies, sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures. SCS, on behalf of the Company and the other retail operating companies, submitted comments to the FERC in 2002 regarding these issues. In December 2003, the FERC issued a staff paper discussing alternatives and held a technical conference in January 2004. The Company anticipates that the FERC will address the requests for rehearing in the near future. Regardless of the outcome of the SMA proposal, the FERC retains the ability to modify or withdraw the authorization for any seller to sell at market-based rates if it determines that the underlying conditions for having such authority are no longer applicable. The final outcome of this matter will depend on the form in which the SMA test and mitigation measures rules may be ultimately adopted and cannot be determined at this time.

Wholesale Customer Settlement Agreement

In February 2002, the Company reached a settlement agreement with certain of its wholesale customers to increase its wholesale tariff rates effective June 1, 2002. The FERC accepted the settlement agreement and placed the new tariff rates in effect without modification. The settlement agreement resulted in an annual increase in revenues of approximately $10.5 million, the adoption of an ECM provision, and the cost allocation of Plant Daniel Units 3 and 4, similar to the plans approved by the Company's retail jurisdiction.

Other Matters

In accordance with Financial Accounting Standards Board (FASB) Statement No. 87, Employers' Accounting for Pensions, the Company recorded non-cash pension income, before tax, of approximately $1.7 million, $2.5 million, and $3.2 million in 2003, 2002, and 2001, respectively. Future pension income is dependent on several factors including trust earnings and changes to the plan. The decline in pension income is expected to continue and become an expense as early as 2006. Postretirement benefit costs for the Company were $4 million, $3.7 million, and $3.3 million in 2003, 2002, and 2001, respectively and are expected to continue to trend upward. A portion of pension income and postretirement benefit costs is capitalized based on construction-related labor charges. Pension income or expense and postretirement benefit costs are a component of regulated rates and generally do not have a long-term effect on net income. For more information regarding pension and postretirement benefits, see Note 2 to the financial statements.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act). The Medicare Act introduces a prescription drug benefit for Medicare-eligible retirees starting in 2006, as well as a federal subsidy to plan sponsors like the Company that provide prescription drug benefits. In accordance with FASB Staff Position No. 106-1, the Company has elected to defer recognizing the effects of the Medicare Act for its postretirement plans under FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other than Pension, until authoritative guidance on accounting for the federal subsidy is issued or until a significant event occurs that would require remeasurement of the plans' assets and obligations. The Company anticipates that the benefits it pays after 2006 will be lower as a result of the Medicare Act; however, the retiree medical obligations and costs reported in Note 2 to the financial statements do not reflect these changes. The final accounting guidance could require changes to previously reported information.

On May 21, 2003, the Company entered into an agreement with Dynegy that resolved and terminated in 2003 all outstanding matters related to a capacity sales contract with a subsidiary of Dynegy. The termination payments from Dynegy resulted in a one-time gain to the Company of approximately $38 million after tax.

On December 5, 2003, the Company filed a request with the MPSC to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In addition, the Company proposed to modify certain provisions of its Performance Evaluation Plan (PEP), the mechanism used for evaluating the Company's retail rate levels. The proposed changes include (1) the use of a forward-looking, rather than a historical, test year, (2) adjustments to the performance indicator mechanism, and, (3) an annual, rather than semi-annual, evaluation period. The Company expects the MPSC to make a decision on its proposal during the second quarter of 2004. See Note 3 to the financial statements under "Retail Regulatory Filing" and "2001 Retail Rate Case" for additional information.

In December 2001, the MPSC approved an increase in the Company's annual retail rate revenues of approximately $39 million, effective January 2002. Additionally, the MPSC ordered the Company to reactivate semi-annual evaluations under the PEP, beginning with the 12-month period ending December 31, 2002. In May 2002, the MPSC issued an order adopting new return on equity models to be used in the PEP process. The new models are very similar to those that established the rate increase authorized in December 2001 and were incorporated into the PEP evaluation filing for the period ending December 31, 2002. See Note 3 to the financial statements under "Retail Regulatory Filing" for additional information.

The Company is involved in various matters being litigated and regulatory matters that could affect future earnings. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has discussed the development and selection of the critical accounting policies and estimates described below with the Controls and Compliance Committee of the Company's Board of Directors and the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the MSPC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of Statement No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and post-retirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines. However, adverse legislation and judicial or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See "Future Earnings Potential" and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in Internal Revenue Service interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of existing matters through the legislative process, through the court systems, or through the EPA.

Plant Daniel Capacity

As discussed in Note 3 to the financial statements under "Retail Regulatory Filing," the Company requested and received an interim accounting order from the MPSC on December 16, 2003. The order directed the Company to expense and record in 2003 a regulatory liability of $60.3 million pending the conclusion of the MPSC's evaluation of the Company's request to include an additional 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. The MPSC is not expected to complete its evaluation and issue a final order until the second quarter of 2004. Management believes that the interim accounting order represents a probable liability and that recognition of the expense in 2003 is appropriate. However, if the MPSC ultimately refuses the Company's request, the regulatory liability will be required to be reversed.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases," the Company entered into a lease for a 1,064 megawatt natural gas combined cycle facility at Plant Daniel (Facility) with Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected on the Company's Balance Sheets, See "Financial Condition and Liquidity – Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception.
- The Company's incremental borrowing rate.
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term.
- Residual value of the Facility at the end of the lease term.
- Estimated economic life of the Facility.
- Juniper's status as a voting interest entity.

The determination of operating lease treatment is made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However, in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, the Company also is required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $34 million annually, rather than annual lease expense of approximately $26 million.

New Accounting Standards

Asset Retirement Obligations

Prior to January 2003, the Company accrued for the ultimate cost of retiring most long-lived assets over the life of the related asset through depreciation expense. FASB Statement No. 143, Accounting for Asset Retirement Obligations, established new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate costs for an asset's future retirement is recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. Additionally, non-regulated companies are no longer permitted to continue accruing future retirement costs for long-lived assets that they do not have a legal obligation to retire. For more information regarding the impact of adopting this standard effective January 1, 2003, see Note 1 to the financial statements under "Asset Retirement Obligations and Other Costs of Removal."

Derivative Instruments

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which further amends and clarifies the accounting and reporting for derivative instruments, became effective generally for financial instruments entered into or modified after June 30, 2003. Current interpretations of Statement No. 149 indicate that certain electricity forward transactions subject to unplanned netting -- including those typically referred to as "book outs" -- may only qualify as cash flow hedges if an entity can demonstrate that physical delivery or receipt of power occurred. The Company's forward electricity contracts continue to be exempt from fair value accounting requirements or to qualify as cash flow hedges, with the related gains and losses deferred in other comprehensive income. The implementation of Statement No. 149 did not have a material effect on the Company's financial statements.

In July 2003, the Emerging Issues Task Force (EITF) of FASB issued EITF No. 03-11, which became effective on October 1, 2003. The standard addresses the reporting of realized gains and losses on derivative instruments and is being interpreted to require book outs to be recorded on a net basis in operating revenues. Adoption of this standard did not have a material impact on the Company's financial statements.

Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was originally issued in January 2003, requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. The Company's previous interest in a variable interest entity related to the lease arrangement for certain facilities at Plant Daniel was restructured prior to the original effective date of July 1, 2003, and is no longer subject to Interpretation No. 46. See Note 7 to the financial statements under "Operating Leases -- Plant Daniel Combined Cycle Generating Units" for additional information. In December 2003, the FASB revised Interpretation No. 46 and deferred the effective date until March 31, 2004, for interests held in variable interest entities other than special purpose entities.

Current analysis indicates that the trust established by the Company to issue preferred securities is a variable interest entity under Interpretation No. 46, and that the Company is not the primary beneficiary of this trust. If this conclusion is finalized, effective March 31, 2004, the trust assets and liabilities -- including the preferred securities issued by the trust -- will be deconsolidated. The investments in the trust and the loans from the trust to the Company will be reflected as equity method investments and as long-term notes payable to affiliates, respectively, on the Balance Sheets. Based on December 31, 2003 values, this treatment would result in an increase of approximately $1 million to both total assets and total liabilities. See Note 6 to the financial statements under "Mandatorily Redeemable Preferred Securities" for additional information.

Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which requires classification of certain financial instruments within its scope, including shares that are mandatorily redeemable, as liabilities. Statement No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise on July 1, 2003. In accordance with Statement No. 150, mandatorily redeemable preferred securities are reflected on the Balance Sheets as liabilities. The adoption of Statement No. 150 had no impact on the Statements of Income and Cash Flows.

FINANCIAL CONDITION AND LIQUIDITY

Overview

During 2003, the Company operated at high levels of reliability while achieving industry-leading customer satisfaction levels and continuing to have retail prices below the national average.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, increased from 62.5 percent in 2002 to 66.4 percent at December 31, 2003.

The principal changes in the Company's financial condition during 2003 were the addition of approximately $69.3 million to utility plant and the reduction of long-term debt. See the Statements of Cash Flows for additional information.

Sources of Capital

The Company plans to obtain the funds required for construction and other purposes, including compliance with environmental regulations, from sources similar to those used in the past. These sources were primarily the issuance of unsecured debt and preferred securities, in addition to pollution control revenue bonds issued for the Company's benefit by public authorities. However, the type and timing of any future financings--if needed--will depend on market conditions and regulatory approval.

The Company has no restrictions on the amounts of unsecured indebtedness it may incur. However, the Company is required to meet certain coverage requirements specified in its mortgage indenture and corporate charter to issue new first mortgage bonds and preferred stock. The Company's coverage ratios are high enough to permit, at present interest rate levels, any foreseeable security sales. The amount of securities which the Company will be permitted to issue in the future will depend upon market conditions and other factors prevailing at that time.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company. In accordance with the Public Utility Holding Company Act, most loans between affiliated companies must be approved in advance by the Securities and Exchange Commission (SEC).

At December 31, 2003, the Company's current liabilities exceed current assets because of the scheduled maturity of $80 million of adjustable rate long-term notes payable in 2004.

To meet short-term cash needs and contingencies, the Company has various internal and external sources of liquidity. At the beginning of 2004, the Company had approximately $69 million of cash and cash equivalents and $100 million of unused credit arrangements with banks, as shown in the following table. The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other Southern Company retail operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2003, the Company had no outstanding commercial paper or extendible commercial notes.

At the beginning of 2004, the bank credit arrangements are as follows:

		Expires	
Total	Unused	2004	2005 & Beyond
		(in millions)	
$100	$100	$100	-

See the Statement of Cash Flows and Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

Financing Activities

During 2003, the Company continued a program to retire higher-cost debt and replace these securities with lower-cost capital. See the Statements of Cash Flows for further details. As a result, composite financing rates have decreased as follows:

	2003	2002	2001
Composite interest rate on long-term debt	**3.26%**	4.10%	4.60%
Composite preferred stock dividend rate	**6.33%**	6.33%	6.33%
Composite distribution rate on preferred securities	**7.20%**	7.20%	7.75%

In February 2003, the Company redeemed $33 million of 7.45% first mortgage bonds, originally due in 2023, and $850,000 of 5.8% pollution control revenue bonds, originally due in 2007.

In April 2003, the Company issued $90 million of Series E 5-5/8% Senior Notes due May 1, 2033. The proceeds from this sale were used to repay at maturity $35 million of the Company's Series B 6.05% Senior Notes due May 1, 2003, to redeem the $51.6 million outstanding principal amount of the Company's Series A 6.75% Senior Insured Quarterly Notes due June 30, 2038, and to repay a portion of the Company's outstanding short-term indebtedness.

Off-Balance Sheet Financing Arrangements

In June 2003 the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. In accordance with FASB Interpretation No. 46, the Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease under FASB Statement No. 13. Accordingly, the lease is not reflected on the Company's Balance Sheets.

The initial lease term ends in 2011, and the lease

includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $369 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee -- approximately 73 percent of the acquisition cost -- by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

Credit Rating Risk

The Company does not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain fixed-price physical gas purchase contracts that could require collateral -- but not accelerated payment -- in the event of a credit rating change to below investment grade; however, at December 31, 2003, this exposure was immaterial.

Market Price Risk

Due to cost-based rate regulations, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes. Derivative positions are monitored using techniques that include market valuation and sensitivity analysis.

The weighted average interest rate on variable long-term debt outstanding at December 31, 2003 was 1.3 percent. Based on the Company's overall variable rate long-term debt exposure at December 31, 2003, a near-term 100 basis point change in interest rates would affect annualized interest expense by approximately $1.6 million. The Company is not aware of any facts or circumstances that would significantly affect such exposures in the near term.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2003, exposure from these activities was not material to the Company's financial statements.

In addition, at the instruction of the MPSC, the Company has implemented a fuel-hedging program. At December 31, 2003, exposure from these activities was not material to the Company's financial statements.

Fair value of changes in energy contracts and year-end valuations are as follows:

	Change in Fair Value	
	2003	2002
	(in thousands)	
Contracts beginning of year	**$ 12,864**	$ (3,830)
Contracts realized or settled	**(17,210)**	(1,562)
Current period changes	**6,816**	18,256
Contracts end of year	**$ 2,470**	$ 12,864

At December 31, 2003, all of these contracts are actively quoted and mature within one year. These contracts are related to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's fuel cost recovery clause. Gains and losses on contracts that do not represent hedges are recognized in the Statements of Income as incurred. For the years ended December 31, 2003, 2002, and 2001, these amounts were not material.

At December 31, 2003, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts
	(in thousands)
Regulatory liabilities, net	**$2,468**
Net income	**2**
Total fair value	**$2,470**

The Company is exposed to market price risk in the event of nonperformance by counterparties to the derivative energy contracts. The Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For further information see Notes 1 and 6 to the financial statements under "Financial Instruments."

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $80 million for 2004, $70 million for 2005, and $98 million for 2006. Environmental expenditures included in these amounts are $2.7 million, $5.3 million, and $12.6 million for 2004, 2005, and 2006, respectively. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; FERC rules and transmission regulations; load projections; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

Other funding requirements relate to obligations associated with scheduled maturities of long-term debt and preferred securities, as well as the related interest and distributions, preferred stock dividends, leases, and other purchase commitments are as follows. See Notes 1, 6, and, 7 to the financial statements for additional information.

	2004	2005-2006	2007-2008	After 2008	Total
			(in thousands)		
Long-term debt and preferred securities [(a)] --					
Principal	$ 80,000	$ -	$ -	$ 237,695	$ 317,695
Interest and distributions	11,750	21,468	21,468	265,263	319,949
Preferred stock dividends [(b)]	2,013	4,026	4,026	-	10,065
Operating leases	30,982	61,839	61,407	93,355	247,583
Purchase commitments [(c)]					
Capital [(d)]	80,166	167,525	-	-	247,691
Coal	173,794	151,117	20,721	-	345,632
Natural Gas [(e)]	140,328	150,270	50,743	53,845	395,186
Long-term service agreements	10,913	22,627	19,453	128,141	181,134
Post retirement benefit trust [(f)]	330	660	-	-	990
Total	$ 530,276	$ 579,532	$ 177,818	$ 778,299	$2,065,925

(a) All amounts are reflected based on final maturity dates. The Company will continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2004, as reflected in the Statements of Capitalization.
(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.
(c) The Company generally does not enter into non-cancelable commitments for other operation and maintenance expenditures. Total other operation and maintenance expenses for the last three years were $300 million, $232 million, and $191 million, respectively.
(d) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2003, significant purchase commitments were outstanding in connection with the construction program.
(e) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile future prices at December 31, 2003.
(f) The Company forecasts postretirement trust contributions over a three-year period. No contributions related to the Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension plans.

Cautionary Statement Regarding Forward-Looking Information

The Company's 2003 Annual Report includes forward-looking statements in addition to historical information. Forward-looking information includes, among other things, statements concerning the estimated construction and other expenditures, projections for energy sales, and earnings growth. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. The Company cautions that there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry and also changes in environmental, tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings or inquiries, including the pending EPA civil action against the Company;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- the impact of fluctuations in commodity prices, interest rates, and customer demand;
- available sources and costs of fuels;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and pending and future rate cases and negotiations;
- effects of and changes in political, legal, and economic conditions and developments in the United States, including the current soft economy;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets, which can not be assumed to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effects on the Company's business resulting from the terrorist incidents on September 11, 2001, or any similar incidents or responses to such incidents;
- financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- weather and other natural phenomena;
- the direct or indirect effects on the Company's business resulting from the August 2003 power outage in the Northeast, or any similar incidents;
- the effect of accounting pronouncements issued periodically by standard-setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed from time to time by the Company with the SEC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2003, 2002, and 2001
Mississippi Power Company 2003 Annual Report

	2003	2002	2001
		(in thousands)	
Operating Revenues:			
Retail sales	**$516,301**	$536,827	$489,153
Sales for resale --			
Non-affiliates	**249,986**	224,275	204,623
Affiliates	**26,723**	46,314	85,652
Contract termination	**62,111**	-	-
Other revenues	**14,803**	16,749	16,637
Total operating revenues	**869,924**	824,165	796,065
Operating Expenses:			
Fuel	**229,251**	282,393	277,946
Purchased power --			
Non-affiliates	**18,523**	18,550	41,254
Affiliates	**74,674**	32,783	53,990
Other operations --			
Plant Daniel capacity	**60,300**	-	-
Other	**169,775**	158,354	134,845
Maintenance	**70,043**	73,659	56,153
Depreciation and amortization	**55,700**	57,638	54,077
Taxes other than income taxes	**53,991**	55,518	44,966
Total operating expenses	**732,257**	678,895	663,231
Operating Income	**137,667**	145,270	132,834
Other Income and (Expense):			
Interest income	**617**	655	369
Interest expense	**(14,369)**	(18,650)	(23,568)
Distributions on mandatorily redeemable preferred securities	**(2,520)**	(3,016)	(2,712)
Other income (expense), net	**(568)**	(3,354)	(532)
Total other income and (expense)	**(16,840)**	(24,365)	(26,443)
Earnings Before Income Taxes	**120,827**	120,905	106,391
Income taxes	**45,315**	45,879	40,533
Earnings Before Cumulative Effect of Accounting Change	**75,512**	75,026	65,858
Cumulative effect of accounting change-- less income taxes of $43 thousand	**-**	-	70
Net Income	**75,512**	75,026	65,928
Dividends on Preferred Stock	**2,013**	2,013	2,041
Net Income After Dividends on Preferred Stock	**$ 73,499**	$ 73,013	$ 63,887

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002, and 2001
Mississippi Power Company 2003 Annual Report

	2003	2002	2001
		(in thousands)	
Operating Activities:			
Net income	**$ 75,512**	$ 75,026	$ 65,928
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization	**60,226**	61,930	58,105
Deferred income taxes and investment tax credits, net	**(8,562)**	(3,404)	(9,718)
Plant Daniel capacity	**60,300**	-	-
Pension, postretirement, and other employee benefits	**(1,014)**	730	(2,467)
Tax benefit of stock options	**2,323**	1,826	-
Other, net	**6,517**	2,017	4,349
Changes in certain current assets and liabilities --			
Receivables, net	**21,038**	6,120	(7,796)
Fossil fuel stock	**2,070**	4,186	(20,269)
Materials and supplies	**(1,607)**	1,160	(1,529)
Other current assets	**1,750**	(13,346)	138
Accounts payable	**(12,292)**	18,487	53,462
Accrued taxes	**(8,976)**	3,160	4,695
Other current liabilities	**(13,804)**	34,770	6,977
Net cash provided from operating activities	**183,481**	192,662	151,875
Investing Activities:			
Gross property additions	**(69,345)**	(67,460)	(61,193)
Cost of removal net of salvage	**(5,811)**	(9,987)	(3,042)
Other	**(2,080)**	(3,471)	54
Net cash used for investing activities	**(77,236)**	(80,918)	(64,181)
Financing Activities:			
Increase (decrease) in notes payable, net	**-**	(15,973)	(40,027)
Proceeds --			
Pollution control bonds	**-**	42,625	-
Senior notes	**90,000**	80,000	-
Mandatorily redeemable preferred securities	**-**	35,000	-
Capital contributions from parent company	**4,912**	16,198	73,095
Redemptions --			
First mortgage bonds	**(33,350)**	(650)	(36,000)
Pollution control bonds	**(850)**	(42,645)	(20)
Senior notes	**(86,628)**	(80,550)	(21,001)
Mandatorily redeemable preferred securities	**-**	(35,000)	-
Payment of preferred stock dividends	**(2,013)**	(2,013)	(2,041)
Payment of common stock dividends	**(66,000)**	(63,500)	(50,200)
Other	**(5,891)**	(1,491)	(81)
Net cash used for financing activities	**(99,820)**	(67,999)	(76,275)
Net Change in Cash and Cash Equivalents	**6,425**	43,745	11,419
Cash and Cash Equivalents at Beginning of Period	**62,695**	18,950	7,531
Cash and Cash Equivalents at End of Period	**$ 69,120**	$ 62,695	$ 18,950
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $0, $0, and $0 capitalized, respectively)	**$17,334**	$17,743	$28,126
Income taxes (net of refunds)	**60,618**	50,240	45,761

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2003 and 2002
Mississippi Power Company 2003 Annual Report

Assets	2003	2002
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 69,120**	$ 62,695
Receivables --		
Customer accounts receivable	**30,514**	31,136
Unbilled revenues	**19,278**	18,434
Under recovered regulatory clause revenues	**14,607**	27,233
Other accounts and notes receivable	**8,088**	8,056
Affiliated companies	**12,160**	20,674
Accumulated provision for uncollectible accounts	**(897)**	(718)
Fossil fuel stock, at average cost	**25,233**	27,303
Materials and supplies, at average cost	**23,670**	22,063
Assets from risk management activities	**2,857**	13,061
Vacation pay	**5,766**	5,782
Prepaid income taxes	**27,415**	18,675
Prepaid expenses	**4,517**	1,687
Total current assets	**242,328**	256,081
Property, Plant, and Equipment:		
In service	**1,841,668**	1,786,378
Less accumulated provision for depreciation	**672,730**	652,358
	1,168,938	1,134,020
Construction work in progress	**25,844**	34,065
Total property, plant, and equipment	**1,194,782**	1,168,085
Other property and investments	**2,750**	1,768
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**12,125**	12,617
Prepaid pension costs	**18,167**	14,993
Unamortized debt issuance expense	**6,993**	4,304
Unamortized loss on reacquired debt	**10,201**	7,776
Prepaid rent	**14,758**	-
Other	**16,280**	16,416
Total deferred charges and other assets	**78,524**	56,106
Total Assets	**$1,518,384**	$1,482,040

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2003 and 2002
Mississippi Power Company 2003 Annual Report

Liabilities and Stockholder's Equity	2003	2002
	(in thousands)	
Current Liabilities:		
Securities due within one year	**$ 80,000**	$ 69,200
Accounts payable --		
Affiliated	**21,259**	22,396
Other	**55,309**	65,372
Customer deposits	**11,863**	6,855
Accrued taxes --		
Income taxes	**1,696**	12,042
Other	**42,834**	41,464
Accrued interest	**3,223**	6,562
Accrued vacation pay	**5,766**	5,782
Accrued compensation	**23,832**	26,338
Regulatory clauses over recovery	**31,118**	35,680
Other	**4,867**	5,533
Total current liabilities	**281,767**	297,224
Long-term debt (See accompanying statements)	**202,488**	243,715
Mandatorily redeemable preferred securities (See accompanying statements)	**35,000**	35,000
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**142,088**	146,631
Deferred credits related to income taxes	**23,279**	20,798
Accumulated deferred investment tax credits	**19,841**	21,054
Employee benefit obligations	**54,830**	52,840
Plant Daniel lease guarantee obligation, at fair value	**14,758**	-
Plant Daniel capacity	**60,300**	-
Other cost of removal obligations	**80,588**	69,873
Miscellaneous regulatory liabilities	**11,899**	20,807
Other	**27,248**	24,336
Total deferred credits and other liabilities	**434,831**	356,339
Total liabilities	**954,086**	932,278
Preferred stock (See accompanying statements)	**31,809**	31,809
Common stockholder's equity (See accompanying statements)	**532,489**	517,953
Total Liabilities and Stockholder's Equity	**$1,518,384**	$1,482,040
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION
At December 31, 2003 and 2002
Mississippi Power Company 2003 Annual Report

	2003	2002	**2003**	2002
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
First mortgage bonds --				
7.45% due 2023	$ -	$ 33,350		
6.875% due 2025	**30,000**	30,000		
Total first mortgage bonds	**30,000**	63,350		
Long-term notes payable --				
6.05% due May 1, 2003	-	35,000		
5.63% due May 1, 2033	**90,000**	-		
6.75% due June 30, 2038	-	51,628		
Adjustable rates (1.27% at 1/1/04) due 2004	**80,000**	80,000		
Total long-term notes payable	**170,000**	166,628		
Other long-term debt --				
Pollution control revenue bonds --				
Collateralized:				
5.80% due 2007	-	850		
Non-collateralized:				
Variable rates (1.25% to 1.40% at 1/1/04) due 2020-2028	**82,695**	82,695		
Total other long-term debt	**82,695**	83,545		
Unamortized debt premium (discount), net	**(207)**	(608)		
Total long-term debt (annual interest requirement -- $9.2 million)	**282,488**	312,915		
Less amount due within one year	**80,000**	69,200		
Long-term debt excluding amount due within one year	**202,488**	243,715	**25.2%**	29.5%
Mandatorily Redeemable Preferred Securities:				
$25 liquidation value --				
7.20% due 2041	**35,000**	35,000		
Total (annual distribution requirement -- $2.5 million)	**35,000**	35,000	**4.4**	4.2
Cumulative Preferred Stock:				
$100 par value				
4.40% to 7.00%	**31,809**	31,809		
Total (annual dividend requirement -- $2.0 million)	**31,809**	31,809	**4.0**	3.8
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized - 1,130,000 shares				
Outstanding - 1,121,000 shares in 2003 and 2002	**37,691**	37,691		
Paid-in capital	**292,515**	285,280		
Premium on preferred stock	**326**	326		
Retained earnings	**203,419**	195,920		
Accumulated other comprehensive income (loss)	**(1,462)**	(1,264)		
Total common stockholder's equity	**532,489**	517,953	**66.4**	62.5
Total Capitalization	**$801,786**	$828,477	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2003, 2002, and 2001
Mississippi Power Company 2003 Annual Report

	Common Stock	Paid-In Capital	Premium on Preferred Stock	Retained Earnings	Other Comprehensive Income (loss)	Total
			(in thousands)			
Balance at December 31, 2000	$37,691	$194,161	$326	$172,720	$ -	$404,898
Net income after dividends on preferred stock	-	-	-	63,887	-	63,887
Capital contributions from parent company	-	73,095	-	-	-	73,095
Cash dividends on common stock	-	-	-	(50,200)	-	(50,200)
Balance at December 31, 2001	37,691	267,256	326	186,407	-	491,680
Net income after dividends on preferred stock	-	-	-	73,013	-	73,013
Capital contributions from parent company	-	18,024	-	-	-	18,024
Other comprehensive income (loss)	-	-	-	-	(1,264)	(1,264)
Cash dividends on common stock	-	-	-	(63,500)	-	(63,500)
Balance at December 31, 2002	**37,691**	**285,280**	**326**	**195,920**	**(1,264)**	**517,953**
Net income after dividends on preferred stock	**-**	**-**	**-**	**73,499**	**-**	**73,499**
Capital contributions from parent company	**-**	**7,235**	**-**	**-**	**-**	**7,235**
Other comprehensive income (loss)	**-**	**-**	**-**	**-**	**(198)**	**(198)**
Cash dividends on common stock	**-**	**-**	**-**	**(66,000)**	**-**	**(66,000)**
Balance at December 31, 2003	**$37,691**	**$292,515**	**$326**	**$203,419**	**$(1,462)**	**$532,489**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2003, 2002, and 2001
Mississippi Power Company 2003 Annual Report

	2003	2002	2001
Net income after dividends on preferred stock	**$73,499**	$73,013	$63,887
Other comprehensive income (loss):			
Change in additional minimum pension liability, net of tax of $(123) and $(783), respectively	**(198)**	(1,264)	-
Total other comprehensive income (loss)	**(198)**	(1,264)	-
Comprehensive Income	**$73,301**	$71,749	$63,887

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of five retail operating companies, Southern Power Company (Southern Power), Southern Company Services (SCS), Southern Communications Services (Southern LINC), Southern Company Gas (Southern Company GAS), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Telecom, and other direct and indirect subsidiaries. The retail operating companies - Alabama Power Company, Georgia Power Company, Gulf Power Company, the Company, and Savannah Electric and Power Company - provide electric service in four Southeastern states. The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the state of Mississippi and to wholesale customers in the Southeast. Southern Power constructs, owns, and manages Southern Company's competitive generation assets and sells electricity at market-based rates in the wholesale market. Contracts among the retail operating companies and Southern Power - related to jointly owned generating facilities, interconnecting transmission lines, or the exchange of electric power - are regulated by the Federal Energy Regulatory Commission (FERC) and/or the Securities and Exchange Commission (SEC). SCS--the system service company -- provides, at cost, specialized services to Southern Company and subsidiary companies. Southern LINC provides digital wireless communications services to the retail operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber cable services within the Southeast. Southern Company GAS is a competitive retail natural gas marketer serving customers in Georgia. Southern Holdings is an intermediate holding subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and an energy services business. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

Southern Company is registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Both Southern Company and its subsidiaries, including the Company, are subject to the regulatory provisions of PUHCA. In addition, the Company is subject to regulation by the FERC and the Mississippi Public Service Commission (MPSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Certain prior years' data presented in the financial statements have been reclassified to conform with the current year presentation.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool operations. Costs for these services amounted to $46.2 million, $43.6 million, and $44.1 million during 2003, 2002 and 2001, respectively. Cost allocation methodologies used by SCS are approved by the SEC, and management believes they are reasonable.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $6.6 million, $6.4 million and, $5.5 million in 2003, 2002, and 2001, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $17.7 million, $16.6 million, and $13.1 million in 2003, 2002 and, 2001. See Note 4 for additional information.

The retail operating companies (including the Company), Southern Power, and Southern Company GAS may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS as an agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements.

Revenues and Fuel Costs

Energy and other revenues are recognized as services are rendered. Capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between actual allowable amounts and the amounts included in rates.

The Company has a diversified base of customers. For the year ended December 31, 2003, Dynegy, Inc. (Dynegy) accounted for approximately 14.8 percent of revenues as a result of non-recurring contract termination revenues. See Note 3 under "Contract Termination" for additional information. No other single customer or industry accounted for 10 percent or more of revenues in 2003. For the years ended December 31, 2002 and 2001, no single customer or industry accounted for 10 percent or more of revenues. For all periods presented, uncollectible accounts continued to average less than 1/2 percent of revenues.

Income Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average lives of the related property.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the Balance Sheets at December 31 relate to:

	2003	2002	Note
	(in thousands)		
Deferred income tax charges	**$ 12,125**	$ 12,617	(a)
Vacation pay	**5,766**	5,782	(b)
Loss on reacquired debt	**10,201**	7,776	(c)
Fuel hedging asset	**2,397**	14,558	(d)
Asset retirement obligations	**689**	-	(a)
Other assets	**-**	49	(e)
Property damage reserve	**(6,796)**	(5,077)	(e)
Deferred income tax credits	**(23,279)**	(20,798)	(a)
Other cost of removal obligations	**(80,588)**	(69,873)	(a)
Plant Daniel capacity	**(60,300)**	-	(f)
Fuel-hedging liabilities	**(3,870)**	(14,990)	(d)
Other liabilities	**(1,756)**	(2,450)	(e)
Total	**$ (145,411)**	$ (72,406)	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recorded as earned by employees and recovered as paid, generally within one year.

(c) Recovered over either the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(d) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the fuel cost recovery clause.

(e) Recorded and recovered or amortized as approved by the MPSC.

(f) See Note 3 under "Retail Regulatory Filing."

In the event that a portion of the Company's operations is no longer subject to the provisions of FASB Statement No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are to be reflected in rates.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.4 percent in 2003, 3.4 percent in 2002, and 3.5 percent in 2001. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its original cost - together with the cost of removal, less salvage - is charged to accumulated depreciation. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

Asset Retirement Obligations and Other Costs of Removal

In accordance with regulatory requirements, prior to January 2003, the Company followed the industry practice of accruing for the ultimate cost of retiring most long-lived assets over the life of the related asset as part of the annual depreciation expense provision. In accordance with SEC requirements, such amounts are reflected on the balance sheet as regulatory liabilities. Effective January 1, 2003, the Company adopted FASB Statement No.143, Accounting for Asset Retirement Obligations. Statement No. 143 establishes new accounting and reporting standards for legal obligations associated with the ultimate costs of retiring long-lived assets. The present value of the ultimate costs for an asset's future retirement must be recorded in the period in which the liability is incurred. The costs must be capitalized as part of the related long-lived asset and depreciated over the asset's useful life. Additionally, Statement No. 143 does not permit the continued accrual of future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. However, the Company has received guidance regarding accounting for the financial statement impacts of Statement No. 143 from the MPSC and will continue to recognize the accumulated removal costs for other obligations as a regulatory liability. Therefore, the Company has no cumulative effect to net income resulting from the adoption of Statement No. 143.

The Company has retirement obligations related to various landfill sites, ash ponds, and underground storage tanks. The Company has also identified retirement obligations related to certain transmission and distribution facilities. However, liabilities for the removal of these transmission and distribution assets have not been recorded because no reasonable estimate can be made regarding the timing of the obligations. The Company will continue to recognize in the income statement allowed removal costs in accordance with its regulatory treatment. Any difference between costs recognized under Statement No. 143 and those reflected in rates are recognized as either a regulatory asset or liability and are reflected in the Balance Sheets.

Details of the asset retirement obligations included in the Balance Sheets are as follows:

	2003
	(in millions)
Balance, beginning of year	$ -
Liabilities incurred	2.4
Liabilities settled	-
Accretion	0.1
Cash flow revisions	-
Balance, end of year	$2.5

If Statement No. 143 had been adopted on January 1, 2002, the pro-forma asset retirement obligations would have been $1 million.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the cost of funds used during construction, if applicable. The cost of replacements of property - exclusive of minor items of property - is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined either by the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount of the carrying value that is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment provision is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when used or installed.

Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value on the date of grant. When options are exercised, the Company receives a capital contribution from Southern Company equivalent to the related income tax benefit.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets or liabilities as appropriate until the hedged transactions occur. Any ineffectiveness is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the Statements of Income.

In June 2001, the MPSC approved the Company's request to implement an Energy Cost Management Clause (ECM). ECM, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism which was approved by the FERC in 2002.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

The Company's other financial instruments for which the carrying amount did not equal the fair value at December 31 were as follows:

	Carrying Amount	Fair Value
	(in millions)	
Long-term debt:		
At December 31, 2003	**$282**	**$286**
At December 31, 2002	$313	$313
Preferred securities:		
At December 31, 2003	**$35**	**$37**
At December 31, 2002	$35	$36

The fair values were based on either closing market price or closing price of comparable instruments.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by regulatory authorities, the Company accrues for the cost of such damage by charging expense and crediting an accumulated provision. The cost of repairing damage resulting from such events that individually exceed $50,000 is charged to the accumulated provision as ordered by the MPSC. The annual accruals may range from $1.5 million to $4.6 million with a maximum reserve totaling $23 million. The Company accrued $2.5 million in 2003, $1.8 million in 2002, and $2.5 million in 2001. As of December 31, 2003, the accumulated provision amounted to $6.8 million.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income and changes in additional minimum pension liability, less income taxes and reclassifications for amounts included in net income.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. The plan is funded in accordance with Employee Retirement Income Security Act (ERISA) requirements. No contributions to the plan are expected for the year ending December 31, 2004. The Company provides certain medical care and life insurance benefits for retired employees. Benefits under these non-qualified plans are funded on a cash basis. The Company funds trusts to the extent deductible under federal income tax regulations or the extent required by the MPSC and the FERC. For the year ended December

31, 2004, postretirement benefit contributions are expected to total approximately $330,000.

The measurement date for plan assets and obligations is September 30 for each year. In 2002, the Company adopted several pension and postretirement benefit plan changes that had the effect of increasing benefits to both current and future retirees.

Pension Plans

The accumulated benefit obligation for the pension plans was $188 million and $161 million for 2003 and 2002, respectively. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were as follows:

	Projected Benefit Obligations	
	2003	2002
	(in thousands)	
Balance at beginning of year	**$186,443**	$172,167
Service cost	**5,607**	5,259
Interest cost	**11,964**	12,674
Benefits paid	**(9,317)**	(8,386)
Actuarial loss and employee transfers	**12,992**	528
Amendments	**-**	4,200
Balance at end of year	**$207,689**	$186,442

	Plan Assets	
	2003	2002
	(in thousands)	
Balance at beginning of year	**$188,839**	$211,546
Actual return on plan assets	**30,024**	(14,089)
Benefits paid	**(8,512)**	(7,875)
Employee transfers	**(66)**	(743)
Balance at end of year	**$210,285**	$188,839

The plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Service (IRS) revenue code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2003**	2002
Domestic equity	37%	**37%**	35%
International equity	20	**20**	18
Global fixed income	26	**24**	25
Real estate	10	**11**	12
Private equity	7	**8**	10
Total	100%	**100%**	100%

The accrued pension costs recognized in the Balance Sheets were as follows:

	2003	2002
	(in thousands)	
Funded status	**$ 2,596**	$ 2,396
Unrecognized transition obligation	**(1,635)**	(2,180)
Unrecognized prior service cost	**15,004**	16,669
Unrecognized net gain	**(5,507)**	(9,087)
Prepaid pension asset, net	**10,458**	7,798
Portion included in benefit obligations	**7,709**	7,195
Total prepaid assets recognized in the Balance Sheets	**$18,167**	$14,993

In 2003 and 2002, amounts recognized in the Balance Sheets for accumulated other comprehensive income were $2.3 million and $2.0 million, respectively. Intangible assets recognized were $1.4 million in 2003 and $1.7 million in 2002.

Components of the pension plans' net periodic cost were as follows:

	2003	2002	2001
		(in thousands)	
Service cost	**$ 5,607**	$ 5,259	$ 4,797
Interest cost	**11,965**	12,674	11,818
Expected return on plan assets	**(18,329)**	(18,380)	(17,328)
Recognized net gain	**(1,847)**	(2,654)	(3,012)
Net amortization	**862**	650	511
Net pension income	**$ (1,742)**	$ (2,451)	$ (3,214)

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

	Accumulated Benefit Obligations	
	2003	2002
	(in thousands)	
Balance at beginning of year	**$61,168**	$51,523
Service cost	**1,149**	959
Interest cost	**3,897**	3,781
Benefits paid	**(2,813)**	(3,320)
Actuarial loss and employee transfers	**8,785**	8,225
Balance at end of year	**$72,186**	$61,168

	Plan Assets	
	2003	2002
	(in thousands)	
Balance at beginning of year	**$16,078**	$16,269
Actual return on plan assets	**1,979**	(516)
Employer contributions	**2,941**	3,645
Benefits paid	**(2,813)**	(3,320)
Balance at end of year	**$18,185**	$16,078

Postretirement benefits plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the IRS revenue code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2003**	2002
Domestic equity	27%	**27%**	24%
International equity	14	**14**	13
Global fixed income	47	**45**	47
Real estate	7	**8**	9
Private equity	5	**6**	7
Total	100%	**100%**	100%

The accrued postretirement costs recognized in the Balance Sheets were as follows:

	Accrued Costs	
	2003	2002
	(in thousands)	
Funded status	**$(54,001)**	$(45,090)
Unrecognized transition obligation	**3,235**	3,582
Unrecognized prior service cost	**1,610**	1,715
Unrecognized net gain	**18,503**	10,216
Fourth quarter contributions	**926**	1,029
Accrued liability recognized in the Balance Sheets	**$(29,727)**	$(28,548)

Components of the postretirement plans' net periodic cost were as follows:

	Net Periodic Costs		
	2003	2002	2001
	(in thousands)		
Service cost	**$ 1,149**	$ 959	$ 922
Interest cost	**3,898**	3,781	3,411
Expected return on plan assets	**(1,598)**	(1,514)	(1,409)
Transition obligation	**346**	346	346
Prior service cost	**106**	106	80
Recognized net loss	**116**	-	(38)
Net postretirement cost	**$ 4,017**	$ 3,678	$ 3,312

The weighted average rates assumed in the actuarial calculations for both the pension plan and postretirement benefits plans were as follows:

	2003	2002	2001
Discount	**6.00%**	6.50%	7.50%
Annual salary increase	**3.75**	4.00	5.00
Long-term return on plan assets	**8.50**	8.50	8.50

The Company determined the long-term rate of return on based historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.25 percent for 2003, decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2003 as follows:

	1 Percent Increase	1 Percent Decrease
	(in thousands)	
Benefit obligation	**$5,499**	**$4,863**
Service and interest costs	**329**	**290**

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2003, 2002, and 2001 were $2.7 million, $2.6 million, and $2.5 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such litigation against the Company cannot be predicted at this time; however, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against Alabama Power, Georgia Power, and SCS. The complaint alleged violations of the New Source Review (NSR) provisions of the Clean Air Act with respect to five coal-fired generating facilities in Alabama and Georgia and violations of related state laws. The civil action requested penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued to the retail operating companies notices of violation relating to 10 generating facilities, which include the five facilities mentioned previously and the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notices of violation and to add Gulf Power, the Company, and Savannah Electric as defendants.

In August 2000, the U.S. District Court in Georgia granted Alabama Power's motion to dismiss for lack of jurisdiction in Georgia and granted SCS' motion to dismiss on the grounds that it neither owned nor operated the generating units involved in the proceedings. In March 2001, the court granted the EPA's motion to add Savannah Electric as a defendant, but it denied the motion to add Gulf Power and the Company based on lack of jurisdiction in Georgia over those companies. As directed by the court, the EPA refiled its amended complaint limiting claims to those brought against Georgia Power and Savannah Electric. In addition, the EPA refiled its claims against Alabama Power in the U.S. District Court for the Northern District of Alabama. These complaints allege violations with respect to eight coal-fired generating facilities in Alabama and Georgia, and they request the same kinds of relief as was requested in the original complaint, i.e. penalties and injunctive relief, including installation of the best available control technology. The EPA has not refiled against Gulf Power, the Company, or SCS.

The actions against Alabama Power, Georgia Power, and Savannah Electric were stayed in the spring of 2001 during the appeal of a very similar NSR enforcement action against the Tennessee Valley Authority (TVA) before the U.S. Court of Appeals for the Eleventh Circuit. The TVA appeal involves many of the same legal issues raised by the actions against Alabama Power, Georgia Power, and Savannah Electric. Because the final resolution of the TVA appeal could have a significant impact on Alabama Power and Georgia Power, both companies have been involved in that appeal. On June 24, 2003, the court of appeals issued its ruling in the TVA case. It found unconstitutional the statutory scheme set forth in the Clean Air Act that allowed the EPA to impose penalties for failing to comply with an administrative compliance order, like the one issued to TVA, without the EPA having to prove the underlying violation. Thus, the court of appeals held that the compliance order was of no legal consequence, and TVA was free to ignore it. The court did not, however, rule directly on the substantive legal issues about the proper interpretation and application of certain NSR provisions that had been raised in the TVA appeal. On September 16, 2003, the court of appeals denied the EPA's request for a rehearing of the decision. On February 13, 2004, the EPA petitioned the U.S. Supreme Court to review the decision of the court of appeals. The EPA also filed a motion to lift the stay in the action against Alabama Power. At this time, no party to the Georgia Power and Savannah Electric action, which was administratively closed two years ago, has asked the court to reopen that case.

Since the inception of the NSR proceedings against Georgia Power, Alabama Power, and Savannah Electric, the EPA has also been proceeding with similar NSR enforcement actions against other utilities, involving many of the same legal issues. In each case, the EPA alleged that the utilities failed to comply with the NSR permitting requirements when performing maintenance and construction activities at coal-burning plants, which activities the utilities considered to be routine or otherwise not subject to NSR. In 2003, district courts addressing these cases issued opinions that reached conflicting conclusions.

In October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act clarifying the scope of the existing Routine Maintenance, Repair, and Replacement exclusion. On December 24, 2003, the U.S. Court of Appeals for the District of Columbia Circuit stayed the effectiveness of these revisions pending resolution of related litigation. In January 2004, the Bush Administration announced that it would continue to enforce the existing rules.

The Company believes that it complied with applicable laws and the EPA's regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes civil penalties of up to $27,500 per day, per violation at each generating unit. An adverse outcome in any one of these cases could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Georgia Power, Gulf Power, and Southern Telecom (collectively, defendants), have been named as defendants in numerous lawsuits brought by landowners since 2001 regarding the installation and use of fiber optic cable over defendants' rights of way located on the landowners' property. The plaintiffs' lawsuits claim that defendants may not use or sublease to third parties some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties, and that such actions by defendants exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment. The plaintiffs seek compensatory and punitive damages and injunctive relief. The Company believes that the Company has complied with the applicable laws and that the plaintiffs' claims are without merit. An adverse outcome in these matters could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, and Southern Telecom (collectively, defendants), were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against the telecommunications company in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Contract Termination

On May 21, 2003, the Company entered into an agreement with Dynegy to resolve all outstanding matters related to a capacity sales contract with a subsidiary of Dynegy. Under the terms of the agreement, Dynegy made a cash payment of $75 million to the Company. The contract between the Company and Dynegy was terminated effective October 31, 2003. The termination payment from Dynegy resulted in the Company recognizing a gain of $38 million after tax.

Retail Regulatory Filing

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan originally approved in 1986 and modified from time to time since its inception. See "2001 Retail Rate Case" for further information on the 2002 modification. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: the Company's ability to maintain low rates for customers, and the Company's performance as measured by two additional indicators that emphasize customer satisfaction and providing reliable service to the customer. PEP provides for semiannual evaluations of the Company's performance-based return on investment. Any change in rates is limited to two percent of retail revenues per evaluation period. PEP will remain in effect until the MPSC modifies, suspends, or terminates the plan.

On December 5, 2003, the Company filed a request with the MPSC to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity not currently included in jurisdictional cost of service. See "2001 Retail Rate Case" for further information on the current cost allocation for this capacity. In addition, the Company proposed to modify certain provisions of PEP. The proposed changes include (1) the use of a forward-looking, rather than a historical, test year, (2) adjustments to the performance indicator mechanism, and (3) an annual, rather than semi-annual, evaluation period.

As part of the Company's proposal to include the additional Plant Daniel capacity in retail rates, the MPSC issued an interim accounting order in December 2003 directing the Company to expense and record in 2003 a regulatory liability in the amount of approximately $60 million while the MPSC fully considers the entire request. However, if the MPSC ultimately denies the Company's request, the regulatory liability will be required to be reversed.

The Company expects the MPSC to render a final order in the second quarter of 2004 on the inclusion of the additional Plant Daniel capacity in rates, the amortization period for the regulatory liability, and the requested changes to PEP.

Environmental Compliance Overview Plan

The MPSC approved the Company's Environmental Compliance Overview Plan (ECO Plan) in 1992. The ECO Plan establishes procedures to facilitate the MPSC's overview of the Company's environmental strategy and provides for recovery of costs (including costs of capital) associated with environmental projects approved by the MPSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to two percent of retail revenues. However, the ECO Plan also provides for carryover of any amount over the two percent limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. The Company recovers such costs under the ECO Plan as they are incurred, as provided for in the Company's 1995 ECO Plan Order. The Company filed its 2004 ECO Plan in January 2004, which, if approved as filed, will result in a slight decrease in customer prices.

2001 Retail Rate Case

In December 2001, the MPSC approved an annual retail rate increase of approximately $39 million, which took effect in January 2002. In October 2000, the MPSC approved a cost allocation that allocated a pro-rata share of the Plant Daniel Units 3 and 4 leased capacity, along with the Company's existing generation, to the retail jurisdiction. The MPSC's December 2001 order approved these cost allocations.

Additionally, the MPSC ordered the Company to reactivate semi-annual evaluations under PEP, beginning with the 12-month period ending December 31, 2002. In May 2002, the MPSC issued an order adopting new return on equity models to be used in the PEP process that are very similar to those that established the $39 million rate increase.

Potentially Responsible Party Status

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party in connection with the cleanup of a site in Texas owned by a company that performed rebuilds and scrapping on electric transformers for the Company and many other utilities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to perform off-site removal of polychlorinated biphenyl (PCB) contaminated soil. Amounts expensed during 2003 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final outcome of this matter to the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties and cannot now be determined.

FERC Matters

Market-Based Rate Authority

The Company has obtained FERC approval to sell power to nonaffiliates at market-based prices under specific contracts. Through SCS, as agent, the Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company's retail operating companies, and found them and others to be "pivotal suppliers" in their service areas and ordered the implementation of several mitigation measures. SCS, on behalf of the Company and the other retail operating companies sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures. SCS, on behalf of the Company and the other retail operating companies, submitted comments to the FERC in 2002 regarding these issues. In December 2003, the FERC issued a staff paper discussing alternatives and held a technical conference in January 2004. The Company anticipates that the FERC will address the requests for rehearing in the near future. The final outcome of this matter will depend on the form in which the SMA test and mitigation measures rules may be ultimately adopted and cannot be determined at this time.

Wholesale Customer Settlement Agreement

In February 2002, the Company reached an agreement with certain of its wholesale customers to increase its wholesale tariff rates effective June 1, 2002. The FERC accepted the settlement agreement and placed the new tariff rates in effect without modification. The settlement agreement results in an annual increase of approximately $10.5 million, the adoption of ECM and the cost allocation of Plant Daniel Units 3 and 4, similar to the plans approved by the Company's retail jurisdiction.

Transmission Facilities Agreement

In January 2002, the FERC began conducting an investigation to determine whether the cost of debt and the cost of preferred stock reflected in the amount charged under the Transmission Facilities Agreement between Entergy Corp. and the Company, when considered in light of other aspects of the contract, yields an overall just and reasonable rate. In July 2003, the FERC approved a settlement between the Company and the FERC staff. The impact of the settlement provides for no refund of prior revenues collected and a minimal change in revenues effective in 2004.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own as tenants in common Units 1 and 2 at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power own as tenants in common Units 1 and 2 at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2003, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Total Capacity	Percent Ownership	Company's Gross Investment	Accumulated Depreciation
	(Megawatts)		(in thousands)	
Greene County				
Units 1 and 2	500	40%	$ 68,504	$ 36,733
Daniel				
Units 1 and 2	1,000	50%	$240,032	$116,815

The Company's proportionate share of plant operating expenses is included in the Statements of Income.

5. INCOME TAXES

Southern Company and its subsidiaries file a consolidated federal income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

At December 31, 2003, the tax-related regulatory assets and liabilities were $12 million and $23 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

Details of the federal and state income tax provisions are shown below:

	2003	2002	2001
	(in thousands)		
Total provision for income taxes:			
Federal --			
Current	**$46,116**	$42,603	$43,596
Deferred	**(6,166)**	(3,122)	(8,661)
	39,950	39,481	34,935
State --			
Current	**7,761**	6,680	6,698
Deferred	**(2,396)**	(282)	(1,057)
	5,365	6,398	5,641
Total	**$45,315**	$45,879	$40,576

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2003	2002
	(in thousands)	
Deferred tax liabilities:		
Accelerated depreciation	**$168,373**	$157,087
Basis differences	**7,487**	7,791
Other	**46,689**	38,005
Total	**222,549**	202,883
Deferred tax assets:		
Other property basis differences	**15,067**	14,501
Pension and other benefits	**10,722**	9,546
Property insurance	**2,599**	1,942
Unbilled fuel	**5,593**	6,048
Other	**68,257**	42,891
Total	**102,238**	74,928
Total deferred tax liabilities, net	**120,311**	127,955
Portion included in prepaid expenses (accrued income taxes), net	**21,777**	18,675
Accumulated deferred income taxes in the Balance Sheets	**$142,088**	$146,630

Deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the Statements of Income. Credits amortized in this manner amounted to $1.2 million in each of 2003, 2002, and 2001. At December 31, 2003, all investment tax credits available to reduce federal income taxes payable had been utilized.

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends, as a result of the following:

	2003	2002	2001
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**2.9**	3.4	3.4
Non-deductible book Depreciation	**.4**	0.5	0.5
Other	**(0.8)**	(1.0)	(0.8)
Effective income tax rate	**37.5%**	37.9%	38.1%

6. CAPITALIZATION

Mandatorily Redeemable Preferred Securities

The Company has formed a certain wholly owned trust subsidiary for the purpose of issuing preferred securities. The proceeds of the related equity investment and preferred security sale were loaned back to the Company through the issuance of junior subordinated notes totaling $36 million, which constitute substantially all assets of the trust. The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the trust's payment obligations with respect to these securities. At December 31, 2003, preferred securities of $35 million were outstanding and recognized as liabilities in the Balance Sheets.

Pollution Control Bonds

The Company has incurred obligations in connection with the sale by public authorities of tax-exempt pollution control revenue bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2003 was $82.7 million.

Long-Term Debt Due Within One Year

A summary of the improvement fund requirements and scheduled maturities and redemptions of long-term debt due within one year at December 31 is as follows:

	2003	2002
	(in thousands)	
Bond improvement fund requirement	**$ 300**	$ 634
Less: Portion to be satisfied by certifying property additions	**300**	634
Cash sinking fund requirement	**-**	-
Current portion of other long-term debt	**80,000**	68,350
Pollution control bond cash sinking fund requirements	**-**	850
Total	**$80,000**	$69,200

The first mortgage bond improvement fund requirement is one percent of each outstanding series authenticated under the indenture of the Company prior to January 1 of each year, other than first mortgage bonds issued as collateral security for certain pollution control obligations. The requirement must be satisfied by June 1 of each year by depositing cash or reacquiring bonds, or by pledging additional property equal to 1 and 2/3 times such requirement.

In February 2003, the Company redeemed $33 million of 7.45% first mortgage bonds, originally due in 2023, and $850,000 of 5.8% pollution control revenue bonds, originally due in 2007.

Assets Subject to Lien

The Company's mortgage indenture dated as of September 1, 1941, as amended and supplemented, which secures the first mortgage bonds issued by the Company, constitutes a direct first lien on substantially all of the Company's fixed property and franchises.

Bank Credit Arrangements

At the beginning of 2004, the Company had total committed credit agreements with banks for approximately $100 million, all of which was unused. These credit agreements expire in 2004. Some of these agreements allow short-term borrowings to be converted into term loans, payable in eight equal quarterly installments, with the first installment due at the end of the first calendar quarter after the applicable termination date or at an earlier date at the Company's option.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are less than 1/8 of 1 percent for the Company. Compensating balances are not legally restricted from withdrawal.

This $100 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. The Company has $60 million available to support its commercial paper program. At December 31, 2003, the Company had no outstanding commercial paper or extendible commercial notes. During 2003, the peak amount outstanding for commercial paper was $33 million and the average amount outstanding was $4.2 million. The average annual interest rate on commercial paper was 1.3 percent in 2003. The credit arrangements also provide support to the Company's variable daily rate pollution control bonds.

Financial Instruments

The Company enters into energy-related derivatives to hedge exposures to electricity, natural gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company has implemented fuel-hedging programs at the instruction of the MPSC. The Company enters into hedges of forward electricity sales.

At December 31, 2003, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts (in thousands)
Regulatory liabilities, net	**$ 2,468**
Net income	**2**
Total fair value	**$ 2,470**

The fair value gains or losses for cash flow hedges that are recoverable through the regulatory fuel clauses are recorded as regulatory assets and liabilities and are recognized in earnings at the same time the hedged items affect earnings.

Dividend Restrictions

The Company's first mortgage bond indenture and the corporate charter contain various common stock dividend restrictions. At December 31, 2003, approximately $118 million of retained earnings was restricted against the payment of cash dividends on common stock under the most restrictive terms of the mortgage indenture or corporate charter.

In accordance with the PUHCA, the Company is also restricted from paying common dividends from paid-in capital without SEC approval.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $80 million in 2004, $70 million in 2005, and $98 million in 2006. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; revised load growth estimates; changes in environmental regulations; changes in FERC rules and transmission regulations; increasing costs of labor, equipment and materials; and cost of capital. At December 31, 2003, significant purchase commitments were outstanding in connection with the construction program. The Company has no generating plants under construction. Capital improvements to generating, transmission and distribution facilities -- including those to meet environmental standards -- will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the lease combined cycle units at Plant Daniel. In summary, the LTSA stipulates that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $6 and $11 million for 2003 and 2002, respectively, which is included in maintenance expense on the Statements of Income. Remaining payments to GE under this agreement are currently estimated to total $174 million over the next 17 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with ABB Power Generation Inc. (ABB) for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that ABB will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. ABB is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to ABB are made at various intervals based on actual operating hours of the unit. Payments to ABB under this agreement are currently estimated to total $6.8 million over the remaining life of the agreement, which is approximately 4 years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to ABB prior to the performance of any planned maintenance are recorded as a prepayment in the Balance Sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed.

Fuel and Purchased Power Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Natural gas purchase commitments contain given volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile future prices at December 31, 2003. Total estimated minimum long-term obligations at December 31, 2003 were as follows:

Year	Natural Gas	Coal
	(in millions)	
2004	$140	$174
2005	83	86
2006	67	65
2007	45	21
2008	6	-
2009 and there after	54	-
Total commitments	$395	$346

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and all of the other Southern Company retail operating companies, Southern Power, and Southern Company GAS. Under these agreements, each of the retail operating companies, Southern Power, and Southern Company GAS may be jointly and severally liable. The creditworthiness of Southern Power and Southern Company GAS is currently inferior to the creditworthiness of the retail operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other operating companies to insure they will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power or Southern Company GAS as a contracting party under these agreements.

Operating Leases

Railcar Leases

In 1989, the Company and Gulf Power jointly entered into a twenty-two year operating lease agreement for the use of 495 aluminum railcars. In 1994, a second lease agreement for the use of 250 additional aluminum railcars was also entered into for twenty-two years. The Company has the option to purchase the 745 railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. Both of these leases are for the transport of coal to Plant Daniel.

Gulf Power, as joint owner of Plant Daniel Units 1 and 2, is responsible for one half of the lease costs. The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $1.9 million in 2003, $1.9 million in 2002, and $1.9 million in 2001. The Company's annual lease payments for 2004 through 2008 will average approximately $2 million and after 2008, lease payments total in aggregate approximately $8 million.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement signed in 1999 for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The Company entered into this transaction during a period when retail access was under review by the MPSC. The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Filing" for a description of the Company's PEP formula rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. In accordance with FASB Interpretation No. 46, the Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease under FASB Statement No. 13. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $369 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee -- approximately 73 percent of the acquisition cost -- by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. The Company has recognized in the Balance Sheets a liability of approximately $15 million for the fair market value of this residual value guarantee. In 2003, approximately $11 million in lease termination costs and $26 million in lease expense were included in other operation expense. The amount of future minimum operating lease payments will be approximately $29 million annually during the initial term.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2003, are as follows:

Year	Lease Payments
	(in millions)
2004	$29
2005	29
2006	29
2007	29
2008	28
2009 and thereafter	85
Total commitments	$229

8. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2003	**$193,886**	**$39,750**	**$21,396**
June 2003	**264,360**	**90,386**	**53,059**
September 2003	**227,814**	**58,317**	**34,387**
December 2003	**183,864**	**(50,786)**	**(35,343)**
March 2002	$183,058	$28,873	$13,982
June 2002	205,378	38,457	20,788
September 2002	243,077	60,010	33,384
December 2002	192,652	17,930	4,859

The Company's business is influenced by seasonal weather conditions and the timing of rate changes.

SELECTED FINANCIAL AND OPERATING DATA 1999-2003

Mississippi Power Company 2003 Annual Report

	2003	2002	2001	2000	1999
Operating Revenues (in thousands)	**$869,924**	$824,165	$796,065	$687,602	$633,004
Net Income after Dividends on Preferred Stock (in thousands)	**$73,499**	$73,013	$63,887	$54,972	$54,809
Cash Dividends on Common Stock (in thousands)	**$66,000**	$63,500	$50,200	$54,700	$56,100
Return on Average Common Equity (percent)	**13.99**	14.46	14.25	13.80	14.00
Total Assets (in thousands)	**$1,518,384**	$1,482,040	$1,411,050	$1,341,470	$1,317,297
Gross Property Additions (in thousands)	**$69,345**	$67,460	$61,193	$81,211	$75,888
Capitalization (in thousands):					
Common stock equity	**$532,489**	$517,953	$491,680	$404,898	$391,968
Preferred stock	**31,809**	31,809	31,809	31,809	31,809
Mandatorily redeemable preferred securities	**35,000**	35,000	35,000	35,000	35,000
Long-term debt	**202,488**	243,715	233,753	370,511	321,802
Total (excluding amounts due within one year)	**$801,786**	$828,477	$792,242	$842,218	$780,579
Capitalization Ratios (percent):					
Common stock equity	**66.4**	62.5	62.1	48.1	50.2
Preferred stock	**4.0**	3.8	4.0	3.8	4.1
Mandatorily redeemable preferred securities	**4.4**	4.2	4.4	4.2	4.5
Long-term debt	**25.2**	29.5	29.5	43.9	41.2
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	**Aa3**	Aa3	Aa3	Aa3	Aa3
Standard and Poor's	**A+**	A+	A+	A+	AA-
Fitch	**AA-**	AA-	AA-	AA-	AA-
Preferred Stock -					
Moody's	**A3**	A3	A3	a1	a1
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	A-
Fitch	**A**	A	A	A	A
Unsecured Long-Term Debt -					
Moody's	**A1**	A1	A1	-	-
Standard and Poor's	**A**	A	A	-	-
Fitch	**A+**	A+	A+	-	-
Customers (year-end):					
Residential	**159,582**	158,873	158,852	158,253	157,592
Commercial	**33,135**	32,713	32,538	32,372	31,837
Industrial	**520**	489	498	517	546
Other	**171**	171	173	206	202
Total	**193,408**	192,246	192,061	191,348	190,177
Employees (year-end):	**1,290**	1,301	1,316	1,319	1,328

SELECTED FINANCIAL AND OPERATING DATA 1999-2003 (continued)
Mississippi Power Company 2003 Annual Report

	2003	2002	2001	2000	1999
Operating Revenues (in thousands):					
Residential	**$180,978**	$186,522	$164,716	$170,729	$159,945
Commercial	**175,416**	181,224	163,253	163,552	153,936
Industrial	**154,825**	164,042	156,525	159,705	151,244
Other	**5,082**	5,039	4,659	4,565	4,309
Total retail	**516,301**	536,827	489,153	498,551	469,434
Sales for resale - non-affiliates	**249,986**	224,275	204,623	145,931	131,004
Sales for resale - affiliates	**26,723**	46,314	85,652	27,915	19,446
Total revenues from sales of electricity	**793,010**	807,416	779,428	672,397	619,884
Other revenues	**76,914**	16,749	16,637	15,205	13,120
Total	**$869,924**	$824,165	$796,065	$687,602	$633,004
Kilowatt-Hour Sales (in thousands):					
Residential	**2,255,445**	2,300,017	2,162,623	2,286,143	2,248,255
Commercial	**2,914,133**	2,902,291	2,840,840	2,883,197	2,847,342
Industrial	**4,111,199**	4,161,902	4,275,781	4,376,171	4,407,445
Other	**39,890**	39,635	41,009	41,153	40,091
Total retail	**9,320,667**	9,403,845	9,320,253	9,586,664	9,543,133
Sales for resale - non-affiliates	**5,874,724**	5,380,145	5,011,212	3,674,621	3,256,175
Sales for resale - affiliates	**709,065**	1,586,968	2,952,455	452,611	539,939
Total	**15,904,456**	16,370,958	17,283,920	13,713,896	13,339,247
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**8.02**	8.11	7.62	7.47	7.11
Commercial	**6.02**	6.24	5.75	5.67	5.41
Industrial	**3.77**	3.94	3.66	3.65	3.43
Total retail	**5.54**	5.71	5.25	5.20	4.92
Sales for resale	**4.20**	3.88	3.64	4.21	3.96
Total sales	**4.99**	4.93	4.51	4.90	4.65
Residential Average Annual Kilowatt-Hour Use Per Customer	**14,160**	14,453	13,634	14,445	14,301
Residential Average Annual Revenue Per Customer	**$1,136.27**	$1,172.12	$1,038.41	$1,078.76	$1,017.42
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	2,086	2,086
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,458**	2,311	2,249	2,305	2,125
Summer	**2,330**	2,492	2,466	2,593	2,439
Annual Load Factor (percent)	**60.5**	61.8	60.7	59.3	59.6
Plant Availability Fossil-Steam (percent):	**92.6**	91.7	92.8	92.6	91.0
Source of Energy Supply (percent):					
Coal	**57.7**	50.8	52.0	67.8	69.4
Oil and gas	**19.9**	37.7	35.9	13.5	15.9
Purchased power -					
From non-affiliates	**3.5**	3.1	3.1	7.7	6.2
From affiliates	**18.9**	8.4	9.0	11.0	8.5
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS
Mississippi Power Company 2003 Annual Report

Directors

Tommy E. Dulaney
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Michael D. Garrett (1)
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2001

Linda T. Howard
President
Howard Industries, Inc.
Laurel, Mississippi. Elected 1999

Robert C. Khayat
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey K. Lucas, Ph.D.
President Emeritus and
Professor of Higher Education
University of Southern Mississippi
Hattiesburg, Mississippi. Elected 1984

George A. Schloegel
President and Chief Executive Officer
Hancock Bank
Gulfport, Mississippi. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi (2)
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

N. Eugene Warr
Retailer
The Village Drummer
Gulfport, Mississippi. Elected 1986

Officers

Michael D. Garrett (1)
President and Chief Executive Officer
35 years of service

Anthony J. Topazi (2)
President and Chief Executive Officer
34 years of service

H. Ed Blakeslee (3)
Vice President
Customer Services and Retail Marketing
38 years of service

Bobby J. Kerley (4)
Vice President
Customer Services and Retail Marketing
30 years of service

Ellen N. Lindemann
Vice President
25 years of service

Don E. Mason
Vice President
External Affairs and Corporate Services
38 years of service

Michael W. Southern
Vice President, Treasurer and
Chief Financial Officer
29 years of service

Frances V. Turnage
Comptroller
23 years of service

Gene L. Ussery, Jr.
Vice President and
Senior Production Officer
36 years of service

E. Wayne Boston
Assistant Secretary and Assistant Treasurer
33 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
23 years of service

(1) Resigned effective January 1, 2004, to serve in the position of President of Georgia Power Company.
(2) Effective January 1, 2004.
(3) Retired effective December 31, 2003.
(4) Effective December 1, 2003.

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to some 193 thousand customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2003, retail energy sales accounted for 59 percent of the Company's total sales of 15.9 billion kilowatt-hours.

The Company is a wholly owned subsidiary of Southern Company, which is the parent company of five regulated Southeast utilities. There is no established public trading market for the Company's common stock.

Audit Committee
In 2003, the board of directors changed the name of its audit committee to the Controls and Compliance Committee and adopted a new charter to define the duties and responsibilities of the Committee as restructured. The Southern Company Audit Committee provides broad oversight of the Company's financial reporting and control functions.

Registrar, Transfer Agent, and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, GA 30308-0250
(800) 554-7626

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary.

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, GA 30303

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502